FOR IMMEDIATE RELEASE

ENTERRA ENERGY TRUST SCHEDULES FIRST QUARTER FINANCIAL RESULTS RELEASE AND CONFERENCE CALL ON MAY 14, 2004;

PROVIDES UPDATED RESERVE INFORMATION

Calgary, Alberta – April 29, 2004 – Enterra Energy Trust (TSX: ENT.UN, NASDAQ: EENC) of Calgary, Alberta today announces that it will release its first quarter 2004 financial results on Friday, May 14, 2004 before the open of the market.  Details of the related conference call and webcast are outlined below.

Enterra also releases updated information about its oil and natural gas reserves, which were prepared in accordance with National Instrument 51-101 (“NI 51-101”).

Conference Call

Management will also host a conference call on Friday, May 14, 2004 at 9:00 am Mountain Time/11:00 am Eastern Time, to discuss the 2004 first quarter results, recent corporate news and the outlook for the Company. Interested parties may participate in the call by dialing 973-317-5319.  Please call in 10 minutes before the conference is scheduled to begin and ask for the Enterra Energy conference call.  After opening remarks, there will be a question and answer period; questions may be e-mailed in advance to llatman@equityny.com.

This conference call will be webcast live over the Internet on the homepage of the Company’s website at www.enterraenergy.com.  To listen to the live call, please go to Enterra Energy’s website at least 15 minutes early to register, and if necessary, download and install any audio software. If you are unable to listen live, the conference call will be archived and can be accessed for approximately 90 days.

In addition, Enterra’s 2003 annual report has been filed and is available for viewing on the Company’s website at www.enterraenergy.com.

Reserves

Enterra’s proved reserves increased by more than 15% (including the East Central Alberta acquisition) since 2002.

Enterra is required to comply with NI 51-101, issued by the Canadian Securities Administrators, in all its reserves related disclosures.  NI 51-101 came into effect on September 30, 2003 and is applicable for financial years ended on or after December 31, 2003.  The purpose of NI 51-101 is to enhance the quality, consistency, timeliness and comparability of oil and gas activities by reporting issuers and elevate reserves reporting to a higher level of accountability.  NI 51-101 brought about significant changes in which reporting issuers manage and publicly disclose information relating to their oil and gas reserves, mandate annual disclosure requirements and prescribe new reserve definitions as follows:

Proved reserves (P90) - this is a conservative estimate of remaining reserves.  For reported reserves this means there must be at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves.

Proved plus Probable (P50) - this is a reasonable estimate of remaining reserves.  For reported reserves there must be at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the proved plus probable reserves.  The probable reserves will no longer be risked by 50% as they are implicitly risked due to the nature of the new definition of reserves.

Overall there were no material revisions to Enterra's reserve volumes in transitioning to NI 51-101.

Reserve volumes and values are based on Enterra's interest in its total proved and probable reserves prior to royalties as defined in NI 51-101.  Reserve volumes and values for previous years are based on "established" (proved plus 50% probable) reserves prior to deduction of royalties.  Under those definitions, probable reserves were discounted by an arbitrary risk factor of 50% in reporting established reserves.  Under NI 51-101 reserves definitions, estimates are prepared such that the full proved and probable reserves are estimated to be recoverable (proved plus probable reserves are effectively a "most likely case").  As such, the probable reserves now reported are already "risked".

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Enterra Energy News Release

April 29, 2004

Enterra’s reserves have been evaluated by independent engineers every year.  Enterra's reserves were independently evaluated as of December 31, 2003 by McDaniel and Associates Consultants Ltd. ("McDaniel") for all its properties, excluding the properties acquired in East Central Alberta.  This acquisition, although effective October 1, 2003, was not completed until January 30, 2004 and was evaluated by Gilbert Lausten Jung Associates Ltd. (“GLJ”).

Reserve Continuity Table
Oil and Gas (mboe)
	Proved	Probable	Total
December 31, 2002	7,376.3	3,694.6	11,070.9
Discoveries and extensions	2,800.6	860.1	3,660.7
Purchases	139.5	32.4	171.9
Dispositions	(1,707.2)	(929.6)	(2,636.8)
Production	(1,833.2)	-	(1,833.2)
Revision of prior estimates	(633.1)	(1,365.6)	(1,998.7)
December 31, 2003	6,142.9	2,291.9	8,434.8
Acquisition East Central Alberta properties (this acquisition was effective October 1, 2003 and closed on January 30, 2004)(1)	2,377.2	1,051.0	3,428.2
Total	8,520.1	3,342.9	11,863.0

(1)The pricing used for these reserves was as at December 31, 2003 to be consistent with the McDaniel reserves

Proved plus probable reserves, including the East Central Alberta acquisition which was completed in January 2004, increased by 7.15% to 11.9 mmboe from 11.1 mmboe at the end of 2002. Total proved reserves increased by 15.5% to 8.5 mmboe from 7.4 mmboe at the end of 2002.  Total probable reserves decreased by 9.5% to 3.3 mmboe from 3.7 mmboe at the end of 2002.  The larger decrease in probable reserves is mainly due to the waterflood program at Clair where most of the probable reserves booked to this property in 2002 were transferred to the proved category in 2003.  The new NI-51-101 policy does not affect the 2002 reserves but discounts the 2003 probable reserves by an additional 50% “risk factor”.  Total proved reserves represent 72% (2002 – 74%) of total reserves.

Enterra’s finding costs over the last 3 years are highlighted below, along with the recycle ratios for each year.  The recycle ratio is a critical measure of success in the oil and gas industry.  It compares the netbacks with the finding costs.  Basically, a recycle ratio of 1 is a “break even point”, indicating that the enterprise earns the same amount when selling its production as it pays when finding new production.  All monetary amounts are expressed in Cdn. dollars.

Finding costs and recycle ratio
(in $/boe, except for capital expenditures and reserves which are in thousands)
		2003	2002	2001
Capital expenditures (including East Central acquisition)		$71,424	$35,881	$49,309

Reserves
Proved reserves added in the year (in mboe)		5,317.4	3,502.8	4,501.8
Probable reserves added in the year (in mboe)		1,911.1	2,292.6	1,596.9
Established reserves added in the year (in mboe) (1)(4)		7,228.5	4,649.1	5,300.2

	3-year average	2003	2002	2001

Finding costs
Proved reserves ($/boe)	$11.76	$13.43	$10.24	$10.95
Established reserves ($/boe)	$9.12	$9.88	$7.72	$9.30

Recycle ratio (netbacks divided by finding costs)
Corporate netbacks ($/boe) (2)(4)	$17.63	$20.08	$14.89	$14.52
Corporate recycle ratio (based on established finding costs)	1.93	2.03	1.93	1.56

Operating netbacks ($/boe) (3)(4)	$20.28	$22.72	$18.34	$16.18
Operating recycle ratio (based on established reserves)	2.22	2.30	2.38	1.74

(1) Established reserves were proved plus ½ probable reserves in 2001 and 2002, and proved plus probable reserves in 2003
(2) Corporate netbacks are production revenue less royalties, operating costs, G&A and interest expense
(3) Operating netbacks are production revenue less royalties and operating costs
(4) All calculations above include the East Central acquisition which was effective October 1, 2003 and closed January30, 2004

Enterra Energy News Release

April 29, 2004

The estimated oil and natural gas reserves of Enterra and the associated estimated present value of estimated future net cash flows have been evaluated in reports prepared by McDaniel for all properties except the East Central Alberta properties, and by GLJ for the East Central Alberta properties.  The following table is based on the McDaniel and GLJ reports that show the estimated share of the remaining oil, natural gas and natural gas liquids attributable to Enterra and the estimated present value of estimated future net cash flows for these reserves, using escalating prices and costs as at December 31, 2003. All monetary amounts are expressed in Canadian dollars.

Estimated Petroleum and Natural Gas Reserves and Net Present Value

	Light/
	Medium	Heavy	Natural			NPV
	Oil	Oil	Gas	NGL’s	Total
	(mbbl)	(mbbl)	(mmcf)	(mmbl)	(mboe)	0%	10%	15%
McDaniel report
Proved Producing	2,563.7	1,814.4	5,330.1	45.3	5,311.8	$78,467	$67,943	$63,458
Proved Non-Producing	679.8	0.0	774.0	22.2	831.0	$18,315	$15,277	$14,188
Total Proved	3,243.5	1,814.4	6,104.1	67.5	6,142.8	$96,782	$83,220	$77,646
Total Probable	1,359.0	589.7	1,926.7	22.2	2,292.0	$41,065	$28,661	$24,664
Total Proved and Probable	4,602.5	2,404.1	8,030.8	89.7	8,434.8	$137,847	$111,881	$102.310

GLJ report
Proved Producing	1,390.9	349.9	1243.7	25.1	1,973.2	$15,354	$12,159	$11,122
Proved Non-Producing	114.2	223.2	378.2	3.5	404.0	$2,827	$1,611	$1,301
Total Proved	1,505.1	573.1	1,621.9	28.6	2,377.2	$18,181	$13,770	$12,423
Total Probable	393.5	407.0	1,347.3	25.9	1,051.0	$6,843	$4,262	$3,534
Total Proved and Probable	1,898.6	980.1	2,969.2	54.5	3,428.2	$25,024	$18,032	$15,957

Combined reports
Proved Producing	3,954.6	2,164.3	6,573.8	70.4	7,285.0	$93,821	$80,102	$74,580
Proved Non-Producing	794.0	223.2	1,152.2	25.7	1,235.0	$21,142	$16,888	$15,489
Total Proved	4,748.6	2,387.5	7,726.0	96.1	8,520.0	$114,963	$96,990	$90.069
Total Probable	1,752.5	996.7	3,274.0	48.1	3,343.0	$47,908	$32,923	$28,198
Total Proved and Probable	6,501.1	3,384.2	11,000.0	144.2	11,863.0	$162,871	$129,913	$118,267

FOR FURTHER INFORMATION PLEASE CONTACT:

Enterra Energy Trust                                                           Investor Relations Counsel:

Luc Chartrand, President and CEO                                         The Equity Group

Telephone (403) 213-2502                                                      Linda Latman (212) 836-9609

Fax  (403) 294-1197                                                                Sarah Torres (212) 836-9611

Lynn Wiebe, Chief Financial Officer

Telephone (403) 538-3237

Fax  (403) 294-1197

www.enterraenergy.com